

December 12, 2011

Via E-Mail
Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154

Re: ChinaNet Online Holdings, Inc.
Amendment No. 1 to Schedule TO filed December 7, 2011
Schedule TO filed December 1, 2011
File No. 005-84911

Dear Mr. Nussbaum:

We have limited our review of the filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer Letter

General

1. We note that the press release dated December 1, 2011 was not filed until December 7, 2011. Please ensure that all written communications are filed as soon as practicable on the date of the communication. Refer to Rule 13e-4(c)(1).

2. Please revise to clarify that you are conducting two tender offers since you appear to have two classes of warrants. Please revise to state the aggregate number of shares of common stock that are being offered to holders of Series A-1 Warrants and the aggregate number of shares of common stock that are being offered to holders of Series A-2 Warrants.

3. You incorporate your financial statements by reference, but you do not include in the offering document the summarized financial information specified in Item 1010(c) of Regulation M-A, as required by Instruction 6 to Item 10 of Schedule TO. Refer also to Question 7 in Section H. of the Third Supplement of the Manual of Publicly Available Telephone Interpretations (July 2001). Please revise your offering document to include the summarized financial information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions